April 24, 2025

Jes  s Zamora
President
Auna S.A.
6, rue Jean Monnet
L-2180 Luxembourg
Grand Duchy of Luxembourg

       Re: Auna S.A.
           Registration Statement on Form F-3
           Filed April 17, 2025
           File No. 333-286588
Dear Jes  s Zamora:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Maurice Blanco, Esq.